Exhibit (a)(5)(D)
Trustmark Mutual Holding Company Contact:
Carol Egan
External Corporate Communications Director
(847) 283-2520
Health Fitness Corporation Contact:
Wes Winnekins
Chief Financial Officer
(952) 897-5275
Trustmark and HealthFitness Announce Early Termination of Hart-Scott-Rodino Waiting Period
LAKE FOREST, IL and MINNEAPOLIS, MN, February 5, 2010 — Trustmark Mutual Holding Company and Health Fitness Corporation (NYSE AMEX: FIT) today announced that the U.S. Federal Trade Commission has granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act in connection with Trustmark’s proposed acquisition of HealthFitness.
On January 21, 2010, the companies previously announced a definitive agreement whereby Trustmark would acquire HealthFitness in a cash tender offer and subsequent merger for approximately $97 million on a fully diluted basis. Trustmark, through its wholly owned subsidiaries Trustco Holdings, Inc. and Trustco Minnesota, Inc., commenced a cash tender offer to purchase all outstanding shares of HealthFitness common stock on January 26, 2010. The tender offer will expire at midnight on February 24, 2010, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (SEC). Termination of the waiting period satisfies one of the conditions to the closing of the tender offer. The closing of the tender offer also is conditioned on the tender of a majority of the outstanding shares of HealthFitness common stock on a fully diluted basis and the satisfaction of other customary closing conditions.
Upon the successful closing of the tender offer, shareholders of HealthFitness will receive $8.78 in cash for each share of HealthFitness common stock tendered in the offer, without interest and less any required withholding taxes. Following the purchase of shares in the tender offer, HealthFitness will operate as a stand-alone business unit reporting through Trustmark.
About Health Fitness Corporation
HealthFitness is a leading provider of integrated employee health improvement services to Fortune 500 companies, the healthcare industry and individual consumers. With 30-plus years of experience,

HealthFitness partners with employers to effectively manage healthcare and productivity costs by improving individual health and wellbeing. HealthFitness provides a portfolio of health and fitness management solutions, including best-in-class integration, INSIGHT® Health Risk Assessments, screenings, EMPOWERED™ Health Coaching, and fitness facility design and management. For more information on HealthFitness, visit www.hfit.com.
About The Trustmark Companies
Through its subsidiaries and operating divisions, Trustmark provides access to a full spectrum of flexible benefit solutions, including benefits administration, voluntary and group medical benefits, and healthcare management programs. The success of each Trustmark company is based on building and maintaining trust through personal, responsive service and flexible benefit solutions. For more information on Trustmark, visit www.trustmarkcompanies.com.
Important Additional Information
This press release relates to the tender offer (the “Offer”) by Trustmark Mutual Holding Company (“Trustmark”), through its wholly owned subsidiaries Trustco Holdings, Inc. (“Trustco Holdings”) and Trustco Minneosta, Inc. (“Trustco Minnesota”), to purchase each outstanding share of common stock of Health Fitness Corporation (“HealthFitness”) in exchange for $8.78 in cash. This press release is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of HealthFitness, nor is it a substitute for the Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and related tender offer documents and as amended from time to time, the “Tender Offer Documents”) filed by Trustmark, Trustco Holdings and Trustco Minnesota with the Securities and Exchange Commission (the “SEC”) on January 26, 2010. The Offer is being made only through the Tender Offer Documents. Before making any decision with respect to the Offer, investors and HealthFitness shareholders are strongly advised to read the Tender Offer Documents, the related Solicitation/Recommendation Statement on Schedule 14D-9 filed by HealthFitness with the SEC on January 26, 2010, and other relevant materials when they become available, because they will contain important information.
Investors and HealthFitness shareholders can obtain copies of the Tender Offer Documents and related Solicitation/Recommendation Statement on Schedule 14D-9 (and all other related documents filed with the SEC) at no charge on the SEC’s website at www.sec.gov. Copies can also be obtained at no charge by directing a request to Georgeson, Inc. at Georgeson, 199 Water Street — 26th Floor, New York, New York 10038 or by phone at (800) 509-1038 or to Trustmark Mutual Holding Company at Trustmark Companies, 400 Field Drive, Lake Forest, Illinois 60045, Attention: Carol Egan, or by phone at (847) 283-2520. Investors and HealthFitness shareholders may also read and copy any reports, statements and other information filed by Trustmark, Trustco Holdings, Trustco Minnesota or HealthFitness with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

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